Exhibit 99.16

Management's Discussion and Analysis
For the three and six months ended June 30, 2015

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko”, “Osisko Gold Royalties” or the “Company”) and its wholly owned subsidiaries for the three and six months ended June 30, 2015 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2015. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Accounting Standards Board. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 5, 2015, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Québec Business Corporations Act and is focused on acquiring precious metal and other high-quality royalties and revenue streams. The cornerstone assets include the 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine located in Malartic, Québec and the recently acquired sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, located in the James Bay area in Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Ontario, Québec and the U.S.A. In addition, the Company owns directly or indirectly exploration projects on three main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area and the Guerrero Gold Belt in Mexico.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties and streams, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions, operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko will aim to maintain a strong balance sheet and ability to deploy capital.

Highlights

•	Revenues of $10.2 million (Q2 2014 – nil);
•	6,887 gold ounces earned and sold (Q2 2014 – 958 ounces and nil);
•	7,138 silver ounces earned and sold (Q2 2014 – 962 ounces and nil);
•	Net earnings of $3.9 million, $0.04 per share (Q2 2014 – net loss[1] of $2.3 million, $0.05 per share);
•	Adjusted earnings[2] of $6.8 million, $0.07 per share[2] (Q2 2014 – adjusted loss[2] of $0.4 million and adjusted loss per share[2] of $0.01);
•	Net cash flows provided by operating activities[3] of $8.2 million (Q2 2014 – negative[1,3] $1.7 million);
•	Total value of working capital and marketable securities of $440.1 million at June 30, 2015;
•	Declaration of a quarterly dividend of $0.03 per common share paid on July 15, 2015 to shareholders of record as of the close of business on June 30, 2015; and
•	Acquisition of a 9.75% interest in Labrador Iron Ore Royalty Corporation (“LIORC”).
_________________________________
1	From continuing operations.
2

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

3	Before change in non-cash working capital items.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Basis of Financial Presentation

Although Osisko Gold Royalties is a new legal entity, it has been determined under IFRS that for financial reporting purposes, the Company is considered to be a continuation of OMC, as at the closing of the friendly transaction all of its shareholders became the shareholders of Osisko Gold Royalties. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to OMC. The results also reflect a 10 to 1 share consolidation which occurred on June 16, 2014, and accordingly all prior share-related information has been adjusted to reflect this share consolidation, except when otherwise noted.

Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.)

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”), announced that they had entered into a definitive agreement to combine the two companies. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction closed on February 17, 2015 and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. The transaction combined two top-quality, highly complementary asset portfolios including two long-life reserve generating gold royalties, diversifies the Company’s assets and strengthens the Company’s financial position. Prior to the closing of the transaction, Osisko held 3,562,616 common shares of Virginia which generated a gain of $7,929,000 at the closing date. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. Transaction costs related to the acquisition are expensed under business development expenses in 2014 and in the first quarter of 2015 and amount respectively to $1,469,000 and $2,243,000. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options granted amount to approximately $556.0 million.

The transaction was recorded as a business combination in accordance with IFRS 3, Business Combinations.

As of the reporting date, the Company has not completed the purchase price allocation over the identifiable net assets and the resulting goodwill of Virginia. The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities. Information to confirm fair value of certain assets, mainly the royalty interests and exploration and evaluation assets, are still to be obtained or confirmed. The allocation is expected to be completed by December 31, 2015 and the actual fair values of the assets and liabilities may differ materially from the amounts disclosed.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

The table below presents the purchase price allocation based on the best available information to the Company to date (in thousands of dollars):

Consideration paid	$
Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034

Net assets acquired	$
Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests	(1,620)
444,830

Goodwill	111,204

The Virginia acquisition brings several benefits to Osisko including:

i)	Diversification of revenues with the addition of the Éléonore royalty from Goldcorp’s world-class Éléonore mine, which has achieved commercial production on April 1, 2015;
ii)	Increases the optionality to additional gold reserves at the Éléonore mine and from various projects in the emerging James Bay Camp;
iii)	Exposure to new base metals with the Coulon Project;
iv)	Portfolio of non-producing royalties; and
v)	First-rate exploration focused on the James Bay area in the Province of Québec.

Portfolio of Royalty Interests

Canadian Malartic

The Company’s cornerstone asset is a 5% NSR on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana (the “Partners”). The property extends over 220km2 and is located in the prolific gold corridor which hosts current and past producers and has produced over 50 million ounces of gold.

The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by OMC at a cost of approximately $1.2 billion and commenced production in April 2011. Quarterly gold production since inception is as follows (in thousands of ounces):

	Q1	Q2	Q3	Q4	Total
2011	-	46.6	73.8	79.7	200.1
2012	91.2	92.0	103.8	101.5	388.5
2013	106.0	111.7	120.2	137.3	475.3
2014	140.0	133.2	129.5	132.8	535.5
2015 (YTD)	135.8	136.9	n/a	n/a	272.7

The Partners indicated that mining productivity improved at Canadian Malartic and the North Zone mining rate had increased in the second quarter of 2015. During that period, the Canadian Malartic mill processed an average of 50,705 tonnes per day. This period included a five day planned shutdown for maintenance to the crushing and grinding circuit, and two days of unplanned maintenance on the conveying system, which reduced mill availability. For the first six months of 2015, the Canadian Malartic mill processed an average of 51,343 tonnes per day.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

The Partners indicated that the Canadian Malartic mine produced 136,880 ounces of gold during the second quarter of 2015 for a total of 272,668 ounces of gold in the first six months of 2015. The increase in production in the second quarter compared to the first quarter was the result of higher grades partially offset by lower throughput and slightly lower recovery rates.

The Partners’ expected gold production in 2015 remains unchanged at 560,000 ounces.

Since acquiring the mine in June 2014, the Partners indicated that they have been working on several initiatives to optimize the operations, including:

-	Improving SAG mill liners in an attempt to reduce the number of planned shutdowns to three per year (currently four per year);
-	Increasing gyratory crusher availability by redirecting ore containing scrap steel to a separate crusher;
-	Maintaining mining throughput levels at two million tonnes per month in the North zone (which contains higher grades);
-	Waste rock backfilling of the Gouldie pit, to reduce haulage distances and noise.

The Partners also indicated that in the first quarter of 2015, discussions were ongoing with permitting authorities regarding pre-crushing activities at Canadian Malartic. In the second quarter of 2015, discussions about improving the efficiency and environmental performance of the existing mobile crusher took place with the Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques. The Ministère is reviewing this concept and an application for a Certificate of Authorization is being prepared for possible submission later this year. At this point, milling levels are expected to be approximately 53,000 tonnes per day through 2016.

Concerning the Barnat Extension and deviation of Highway 117, the Partners indicated that permitting activities are continuing. An Environmental Impact Assessment ("EIA") was submitted in February 2015, and questions were received from permitting authorities in April and May 2015. Answers to the first round of questions are expected to be submitted by the end of August 2015. The process remains on schedule for receipt of the necessary permits in November 2016.

On the exploration side, the Partners indicated that drilling continues on the Odyssey North and Odyssey South zones with data currently being compiled and interpreted. At the Upper Beaver property in Kirkland Lake, a mineral resource update is underway and the Partners will decide the best alternative to develop the property. At Pandora, underground development on the 101-W exploration drift from the adjacent Lapa mine commenced in February 2015 and approximately 285 metres of drifting was completed during the second quarter of 2015. Approximately 433 metres of development has been completed year to date, and for the full year, approximately 940 metres of development is planned. In mid-June 2015, exploration drilling resumed from the 101-W drift and approximately 7,400 metres of underground drilling is planned in 2015 to test for extensions to the Branch zone and C zone on the Pandora property.

For more information, refer to the press releases of Agnico Eagle and Yamana dated respectively July 29, 2015 and July 30, 2015 filed on SEDAR (www.sedar.com).

In August 2014, Agnico Eagle and Yamana released updated mineral reserve and resource estimates as at June 15, 2014 for the Canadian Malartic mine. Proven and probable in-pit mineral reserves were estimated at 8.9 million ounces of gold based on a US$1,300 per ounce engineered pit design, a cut-off grade between 0.28 g/t and 0.35 g/t gold, and C$/US$ exchange rate of 1.10.

The reserve base at June 16, 2014 is presented in the table below:

Reserve and resource estimates
with a cut-off grade between 0.28 to 0.35 g/t Au

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven Reserves	57.6	0.91	1.69
Probable Reserves	205.6	1.10	7.26
Proven & Probable Reserves	263.2	1.06	8.94
Measured and Indicated Resources(1)	314.2	1.07	10.80
Inferred Resources	46.5	0.77	1.14
(1) Includes proven & probable reserves.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

For more information, please refer to Agnico Eagle and Yamana NI-43-101 Technical Reports filed on SEDAR (www.sedar.com) on August 13 and 14, 2014 respectively.

Agnico Eagle and Yamana reported in their Management’s Discussion and Analysis for the year ended December 31, 2014 updated mineral reserve and resource estimates using the June 16, 2014 data adjusted for production between June 16, 2014 and December 31, 2014:

•	Gold mineral reserves of 253.8 million tonnes at 1.06 g/t containing 8.6 million gold ounces
•	Gold mineral resources of 71.2 million tonnes at 0.85 g/t containing 968,000 gold ounces
•	Inferred gold mineral resources of 45.6 million tonnes at 0.76 g/t containing 556,000 gold ounces

Éléonore

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp.

At Éléonore in Québec, commercial production was declared on April 1, 2015.

Goldcorp indicated that gold production in the second quarter reached 43,800 ounces, an increase of 11,300 ounces, or 35%, compared to the first quarter of 2015. The increase was primarily a result of increased process and filtration plant availability following the successful resolution of start-up issues in the prior quarter. Following a shutdown in May to remediate a bottleneck at the tailings conveyor, the mill has averaged 5,100 tonnes per day throughput. Gold production over 2015 is expected to increase as mill throughput and recovery improves as production expands to increase from two to four horizons.

Goldcorp indicated that ramp up continued at Éléonore over the second quarter of 2015 with a focus on water effluent quality, stoping productivity and grade variability. During that period, the remaining issues relating to the water effluent quality were resolved and stoping productivity and mining flexibility continued to improve. The ore grade variability is now within expectations based on the additional studies that have been performed. In light of the slower than planned ramp-up, Goldcorp indicated that Éléonore gold production in 2015 is now expected to be at or below the low end of the guidance range of between 290,000 and 330,000 ounces.

Goldcorp also indicated that during the second quarter of 2015, 4,156 metres of development were completed which included 1,282 metres in Horizon 4. Ore is currently either trucked to surface or hoisted through the exploration shaft. The excavation of the production shaft was completed in the second quarter of 2015. Completion of the hoisting installation in the production shaft will be finished in the fourth quarter of 2016, further improving efficiency and reducing costs. Éléonore mine currently has reserves over six Horizons. Mining continued to ramp up during the second quarter, with tonnage mined from Horizons 2 and 3 increasing 23% to 313,000 tonnes as compared to first quarter production of 254,000 tonnes. Underground production will continue to increase over the second half of 2015 as Horizons 1 and 4 commence production in the third quarter of 2015. Mine production from the four Horizons will provide improved flexibility and higher ore grade.

On the exploration side, Goldcorp indicated increased activities during the second quarter of 2015 as two drills were added in May, resulting in four drills being focused on infill drilling in the lower portion of the deposit (below 650 metres) in Horizons 5 and 6 during the latter part of the second quarter. A total of 13,750 metres of diamond drilling was completed from working platforms in the exploration ramp. Work on the pre-feasibility study to evaluate the viability of mining the crown pillar at Éléonore continued in the second quarter. In the first quarter of 2015, Goldcorp had indicated that the Éléonore Crown Pillar could be mined earlier than anticipated to further enhance the production profile and return on capital employed. Major activities included the progression of the trade-off study between pit/underground mining, determination of the dike location, and permitting and stakeholder engagement efforts. The completion of the pre-feasibility study is expected by the end of 2015.

For more information, refer to the press releases of Goldcorp dated July 30, 2015 and April 30 as well as the MD&A for the three and six months ended June 30, 2015 filed on SEDAR (www.sedar.com).

Osisko will not receive any gold or silver ounces until a US$5 million non-interest bearing royalty advance payment has been recovered from production of Éléonore by Goldcorp. The recovery is at a rate of 2.2% of production valued at market price.

In February 2015, Goldcorp indicated that a successful 2014 drilling program targeting the conversion of resources to reserves in the lower portion of the deposit (below 650 metres) and exploring lateral extension at that depth contributed to a 24% increase in mineral reserves to five million ounces of gold. The drilling also converted one million ounces of gold in the inferred mineral resources category to measured and indicated category. Drilling in 2015 will continue to target structures in the lower mine and the southern portion of the ore body to transfer resources to reserves.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Goldcorp also indicated in February 2015 updated mineral reserve and resource estimates as at December 31, 2014 for the Éléonore mine. Proven and probable mineral reserves were estimated at 4.97 million ounces of gold based on a price of US$1,300 per ounce of gold.

The reserve base is presented in the table below:

Reserve and resource estimates

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)

Proven and Probable Reserves	24.57	6.30	4.97
Measured and Indicated Resources(1)	5.19	6.34	1.06
Inferred Resources	12.09	7.19	2.80
(1) Excludes proven & probable reserves.

For more information, please refer to the press release of Goldcorp dated February 19, 2015 filed on SEDAR (www.sedar.com).

Upper Beaver and Kirkland Lake Properties

Osisko owns a 2% NSR royalty on the Upper Beaver project and on the Kirkland Lake properties, which are currently being jointly operated by Agnico Eagle and Yamana through the Canadian Malartic Corporation. The land package covers 220km2 in the prolific Kirkland Lake mining camp in Ontario, which has historical production totalling over 20 million ounces of gold.

In February 2015, the Partners indicated a new mineral resource estimate for the Upper Beaver deposit: 1,444,000 ounces of gold of underground indicated resources at an average grade of 7.00 g/t Au with 0.26% Cu, 796,000 ounces of gold of underground inferred resources at 4.66 g/t Au with 0.30% Cu and 250,000 ounces of open-pit inferred resources at 1.99 g/t Au with 0.20% Cu.

For more information, refer to the press releases of Yamana and Agnico Eagle dated February 11, 2015 filed on SEDAR (www.sedar.com).

The Partners indicated that work on the Kirkland Lake properties focused on drill testing of the Upper Canada and other surface targets. They also indicated the initiation of a Preliminary Economic Assessment on the Upper Beaver deposit. A resource estimate is currently underway at Upper Beaver. Data from this update will be incorporated in a new technical study. A wedge hole was completed at Upper Canada to test the C-zone down dip with results currently pending. Additional exploration work may be carried out after data review is completed.

For more information, refer to the press releases of Yamana and Agnico Eagle dated respectively April 28, 2015 and April 30, 2015 filed on SEDAR (www.sedar.com).

Hammond Reef Project

The Company owns a 2% NSR royalty on the Hammond Reef Project, which is located near Atikokan in Ontario. The property was acquired by OMC following the take-over of Brett Resources Inc. in 2010. OMC conducted a 629,367 meter drilling program and established in 2013 in-pit measured and indicated resources of 5.4 million ounces of gold at an average grade of 0.86 g/t Au and in-pit inferred resource of 1.8 million ounces of gold at an average grade of 0.72 g/t (based on 0.50 g/t Au lower cut-off).

Yellowknife City Gold Project

In June 2015, TerraX Minerals Inc. ("TerraX") granted an option to Osisko to purchase an additional 1.0% NSR on its wholly-owned Yellowknife City Gold Project ("YCG Project") in the Northwest Territories, including a surrounding area of interest. To obtain this option, Osisko has paid TerraX $1.0 million. The option entitles Osisko to purchase a 1.0% NSR on production from the properties that comprise the YCG Project by payment of an additional $2.0 million within 3 months following commencement of production. This 1.0% NSR is in addition to Osisko's existing option to acquire a 2% NSR on YCG Project, including a surrounding area of interest (subject to underlying royalties to certain property vendors and payment of $2.0 million within 3 months following commencement of production from those properties).

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

The YCG Project lies on the prolific Yellowknife greenstone belt and covers 15 km of strike length on the northern extension of the shear system that hosts the past producing high-grade Con (6.1 Moz at 16.1 g/t Au) and Giant (8.1 Moz at 16.0 g/t Au) gold mines.

Other Canadian Properties

In March 2015, the Canadian Malartic Partnership acquired an additional 30% interest in Malartic CHL property from Abitibi Royalties Inc. in exchange for 459,197 Agnico Eagle common shares and 3,549,695 Yamana common shares for aggregate consideration of approximately $35.0 million and a 3% NSR royalty to each of Abitibi Royalties Inc. and Osisko. The Canadian Malartic Partnership now owns a 100% interest in the Malartic CHL property. The Malartic CHL property is adjacent to the Canadian Malartic mine to the east and hosts the Odyssey North discovery, the Jeffrey gold deposit and the eastern extremity of the Barnat gold deposit.

The Company owns royalty interests on various other Canadian properties that were held by OMC, including a 2% NSR on the Pandora property, which is located near Agnico Eagle’s Lapa Mine near Cadillac, Québec and 2% NSR on tin properties in the Yukon.

The Partners indicated that at Pandora, drill testing of near surface and underground targets continued while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometer to facilitate additional subsurface drill testing. During the quarter, approximately 149 meters of drifting was completed. A drill program is expected to commence in early third quarter of 2015 to test the mineralization at the South Branch target from underground. During the first quarter of 2015, the Partners indicated that near surface and deep underground drilling at Pandora returned encouraging results.

For more information, refer to the press releases of Yamana and Agnico Eagle dated respectively April 28, 2015 and April 30, 2015 filed on SEDAR (www.sedar.com).

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue from time to time investing, in various companies within the mining industry for investment purposes, and with the objective of improving its ability to acquire interests in exploration assets, future royalties or revenue streams. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors.

Labrador Iron Ore Royalty Corporation

Since the beginning of 2015, Osisko has acquired a 9.75% interest (including a 7.2% interest during the second quarter) in LIORC. The Company views this investment as a great opportunity to provide asset/commodity diversification to its current portfolio of royalties while maintaining the gold focus through exposure to a world-class, long-life iron ore asset in a stable jurisdiction. LIORC is entirely focused on the Iron Ore Company of Canada (“IOC”) operations through:

•	7% gross royalty on the IOC iron ore operations;
•	A $0.10 per tonne marketing fee on all products sold by IOC; and
•	15% direct interest in IOC.

IOC is a major Canadian iron ore producer held by Rio Tinto (59%), Mitsubishi Corporation (26%) and LIORC. The mine located in the Newfoundland and Labrador Province in Canada has been in operations for more than 53 years. As per the 2014 Annual Report of LIORC (filed on SEDAR (www.sedar.com)), the mine has reserves to continue operations for 29 years at current production rate.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

LIORC, to date, has distributed the majority of its cash flows received from IOC through royalties, fees and dividends. The quarterly distribution rate per share (including regular and special distributions) for the past six years has been as follows (per share amounts were adjusted to reflect a 2:1 stock split in the first quarter of 2011):

	Q1	Q2	Q3	Q4	Total	Total
					per share	(in millions)
2014	$0.400	$0.400	$0.500	$0.350	$1.650	$105.6
2013	0.375	0.375	0.375	0.750	1.875	120.0
2012	0.375	0.375	0.375	0.375	1.500	96.0
2011	0.750	0.375	0.750	0.375	2.250	144.0
2010	0.375	0.375	0.500	1.000	2.250	144.0
2009	0.250	0.250	0.250	0.250	1.000	64.0

During the first quarter of 2015, LIORC declared a dividend of $0.25 per share for shareholders of record as at March 31, 2015. Osisko’s share of dividends amounted to $1.1 million and was received on April 25, 2015. During the second quarter of 2015, LIORC declared a dividend of $0.25 per share for shareholders of record as at June 30, 2015. Osisko’s share of dividends amounted to $1.6 million and was received on July 27, 2015. Based on its current holding and on the historical information for the years 2009 to 2014, the Company’s investment in LIORC would have provided for cash dividends of $6.2 million to $14.0 million on an annual basis.

The investment in LIORC provides diversification to gold production and is consistent with Osisko’s philosophy of investing in long-life mines operated by world-class mining companies in safe jurisdictions.

Osisko may, from time to time and without further notice except as required by law, increase or decrease its investment in LIORC at its discretion.

At June 30, 2015, as a result of the market price being lower than the acquisition cost in LIORC, the Company recognized an unrealized loss of $16.4 million during the first half of 2015 (a gain of $1.8 million for the second quarter) for its holding of LIORC, which was reflected in other comprehensive income (loss) in the unaudited interim consolidated financial statements.

NioGold Mining Corp. (“NioGold”)

Osisko owns 18.3% of NioGold's issued and outstanding common shares. NioGold has appointed to its Board of Directors two representatives from the senior management of the Company. In addition, Osisko owns rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban Block and Malartic Hygrade-NSM Block properties. The acquisition of these royalties would necessitate an outlay of $2.0 million.

Following a $4.9 million flow-through financing completed with Osisko in August 2014, NioGold launched in November 2014 a 40,000 meter definition drill program on its wholly-owned Marban deposit located near Malartic, Québec. The definition drill program was increased to 50,000 meters in February 2015 and to 70,000 meters in June 2015. In February 2015, a metallurgical testing program was launched and the first results were released in July 2015 showing an average recovery around the 88-89% mark, which is comparable to Canadian Malartic ore under similar leach times and cyanide consumption levels. The aim of the drill program is to improve the current near surface resources for 100% conversion to measured and indicated category.

Falco Resources Ltd. (“Falco”)

Osisko owns 12.0% of Falco’s issued and outstanding common shares. In 2014, Falco appointed Mr. Sean Roosen as Chair of its Board of Directors. Mr. Luc Lessard was appointed President and Chief Executive Officer of Falco on February 17, 2015.

Falco completed in 2014 a $10 million equity financing and is currently undertaking a 16,000 meter surface drill program on its flagship Horne 5 deposit as well as regional drilling campaigns on various targets in the Rouyn-Noranda Camp.

Falco announced in July 2015 that a drill program will commence in August 2015 on its Rivière Mouilleuse copper-zinc-gold property, located 25 kilometers northwest of the city of Rouyn-Noranda in the Province of Québec. The initial phase of exploration will consist of a 5,000 meter 10 hole drilling campaign on the northern extent of the felsic volcanic package. Downhole electromagnetic surveying will be conducted simultaneously.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

TerraX Minerals Inc. (“TerraX”)

During the second quarter of 2015, Osisko invested $2.5 million in TerraX by acquiring 6,250,000 flow-through shares. Prior to that transaction, Osisko already held 4,998,927 shares through the acquisition of Virginia. TerraX is focused on the YCG Project, which encompasses 94.9 km2 of contiguous land "in the shadow of the head frame", immediately north of Yellowknife, the capital of the Northwest Territories in Canada. Through a series of acquisitions, TerraX now controls one of the six major high-grade gold camps in Canada and the least explored.

Following the investment, Osisko holds a total 16.8% interest in TerraX and had the right to nominate one board member.

TerraX has commenced drilling in July 2015 on its wholly-owned YCG Project. This summer drill campaign will total up to 6,000 meters of drilling and will focus on the Barney Shear, which is the extension of the Con/Giant shear system that produced over 14 million ounces of gold; and Crestaurum, which is a high grade gold zone with more than 200 drill intersections from historical holes and recent drilling by TerraX. With over $6.25 million in working capital, TerraX is fully funded for multiple drill campaigns that will follow the initial program, resuming this winter and continuing through 2016.

Oban Mining Corporation (“Oban”)

In June, Oban has announced it will combine with Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new leading Canadian focused gold exploration and development company. Osisko will invest approximately $18.0 million in shares for an estimated interest of 18% in Oban. Osisko will also be granted a right to acquire a 1% net smelter royalty on all properties held by Oban. Mr. John Burzynski will be the President and CEO of Oban and Mr. Sean Roosen will be co-Chair of the Board of Directors. The transactions are expected to close in August 2015.

Exploration and Evaluation

James Bay and Labrador Trough areas, Québec

Osisko acquired exploration and evaluation projects through the acquisition of Virginia. The 2015 budget for exploration and evaluation activities in the James Bay area and Labrador Trough areas amounts to $13 million (January to December) of which $7 million is funded through flow-through shares and $4 million is funded with Québec institutional partners.

Since the acquisition of Virginia, the exploration program continued on the Coulon project (James Bay area), focusing mainly on a diamond drilling program on lens 257 and on regional targets. Exploration work also includes ground and borehole geophysical surveys and the writing of the 2014 technical report. During the second quarter, 15 diamond drill holes were completed for a total of 10,736 meters on the Coulon project. The winter 2015 exploration program was completed during that period and consisted of 32 holes for a total of 18,036 metres. Drilling (directional drilling with Devicore) extended lens 257 towards the south-south-west and the north-north-east. Lens 257 is now followed over more than 720 meters laterally and remains open at both ends along its long axis. It could extend for an additional 250 meters towards south-south-west and could merge at depth with lens 9-25 to the north-north-east. Very encouraging results were obtained from the winter drilling campaign in lens 257. Drilling over regional targets explained most of the geophysical anomalies, but failed to return any significant values. Drilling will resume in fall 2015.

The Company will continue summer exploration programs on several of its projects located in the James Bay territory and the Labrador Trough in Québec. A diamond drill program will be carried out on the Anatacau-Wabamisk project located in the Opinaca-Eastmain area. A large mechanical stripping program is also scheduled on the Kan project located 100 kilometers to the southwest of Kuujjuaq in the Nunavik Territory.

Guerrero (Mexico)

OMC had been active in Mexico in acquiring prospective ground to conduct grassroots exploration for porphyry and skarn Cu-Au deposits. These properties were transferred to the Company on June 16, 2014. The Company currently holds approximately 900,000 hectares in the prolific Guerrero Gold Belt (“GGB”). In the past years, the GGB has yielded over 30 million ounces of gold discoveries, including the Los Filos Mine held by Goldcorp and El Limon Project held by Torex Gold Resources Inc.

Security issues have arisen in the Guerrero State which have impacted general access and work activities in the area. It is anticipated that these issues are temporary and that security concerns will be resolved by the Mexican governmental authorities.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

The Company has reduced its activities in Mexico and will continue to assess its alternatives in relation to the Guerrero property.

Alaskan Tin Properties (U.S.A.)

In July 2015, the Company sold its interests in the Sleitat and Coal Creek Tin-Silver properties, located in Alaska, U.S.A. to Strongbow Exploration Inc. in exchange for 5.0 million common shares.

Bought Deal Private Placement of $200 million

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200 million. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

The bought deal offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200 million. On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10,399,000.

The common shares and warrants (TSX: OR.WT) trade on the Toronto Stock Exchange since March 5, 2015.

Quarterly Dividend

On August 5, 2015, the Board of Directors has declared the fourth quarterly dividend of $0.03 per common share payable on October 15, 2015 to shareholders of record as of the close of business on September 30, 2015.

Gold Market and Currency

Gold Market

During the second quarter, the price of gold closed at US$1,171 per ounce, US$16 per ounce lower than the close on the first quarter of 2015. The average during the second quarter of 2015 was US$26 per ounce lower at US$1,192 per ounce compared to US$1,218 in the previous quarter. Gold price per ounce varied between a high of US$1,225 and a low US$1,165.

During the second quarter of 2015, the market was driven by the following developments:

•	Continued strength in the U.S. dollar
•	Uncertainty as to whether or not the U.S. Federal Reserve will increase interest rates
•	U.S. economic data coming in above expectations
•	Low inflation
•	Greek economic crisis
•	Weak economic data from China and concerns on default risk.

The near-term price outlook for gold is largely dependent on the timing and magnitude of interest rate hikes by the U.S. Federal Reserve, as higher rates and a healthy U.S. economy imply better returns from fixed income and equity markets. A turning point for gold is expected in the second half of 2015, with the catalyst being slow/modest interest rate rises. Gold should also benefit from improving cost curve support and continued gains in jewellery demand.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

The historical price is as follows:

(US$/ounce)	High	Low	Average	Close

2015 (YTD)	$1,296	$1,147	$1,206	$1,171
2014	1,385	1,142	1,266	1,206
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406

The average prices of gold and silver in US$ are summarized below:

	Three months ended June 30, 2015		Six months ended June 30, 2015
	Realized prices	Market prices	Realized prices	Market prices
	per ounce	per ounce (i)	per ounce	per ounce (1)

Gold	1,197	1,192	1,199	1,206
Silver	16	16	17	17

(1)	Market prices are based on the average London PM fixing for gold and average fixing for silver.

Currency

The Company is subject to currency fluctuations as its revenues are in U.S. dollars and its expenses are mainly denominated in Canadian dollars. A weaker Canadian dollar, as seen in the last quarters, increases the sales presented in Canadian dollars on the consolidated statement of income as the sales of gold and silver are traded in U.S. dollars. On the other hand, a weaker Canadian dollar will negatively impact the Company’s purchasing power of U.S. dollar nominated investments from its Canadian dollar resources.

Since the end of the second quarter, the Canadian dollar continued to depreciate, falling below the threshold of 1.30 Canadian/U.S. rate last seen in 2009. The fall is driven by Bank of Canada’s rate cut in July (weaker Canadian non-energy exports mainly invoking the decision) and lower crude oil prices. The dollar may be under continued pressure given the uncertainty from upcoming elections.

The exchange rate for the Canadian/U.S. is outlined below:

	High	Low	Average	Close
2015 (YTD)	1.2803	1.1728	1.2354	1.2474
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Selected Quarterly Financial Information
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended June 30,		Six months ended June 30,
	2015(3)	2014(3)	2015(3)	2014(3)

Continuing operations:
Revenues	10,248	-	20,880	-
Operating income (loss)	4,469	(3,248)	7,115	(7,239)
Net earnings (loss)	3,928	(2,250)	14,171	(5,746)
Basic net earnings (loss) per share	0.04	(0.05)	0.18	(0.13)
Diluted net earnings (loss) per share	0.04	(0.05)	0.17	(0.13)

Total assets	1,082,899	189,287	1,082,899	189,287

Operating cash flows from continuing operations(1)	8,187	(660)	13,823	(3,183)

Gold royalties earned (ounces)	6,887	958	13,872	958
Gold ounces sold	6,887	-	13,872	-

Average selling price of gold (per ounce sold)
In C$	1,467	-	1,483	-
In US$ (2)	1,197	-	1,199	-

Shares outstanding (in thousands)
Basic weighted average	93,018	44,845	81,239	44,402
Diluted weighted average	95,709	44,845	84,082	44,402

Discontinued operations:
Revenues	-	135,532	-	347,663
Expenses (including income and mining tax expense)	-	232,121	-	416,525
Net earnings from discontinued operations	-	1,647,526	-	1,675,263
Basic and diluted net earnings per share	-	36.74	-	37.73

Gold ounces produced	-	109,425	-	249,454
Gold ounces sold	-	95,574	-	241,707

Average selling price of gold (per ounce sold)
In C$	-	1,399	-	1,418
In US$ (2)	-	1,282	-	1,290

(1)	Before change in non-cash working capital items.
(2)	Using actual exchange rates at the date of the transactions.
(3)	Financial information in Canadian dollars and prepared in accordance with IFRS.

In the second quarter of 2015, operating income amounted to $4.5 million and net earnings from continuing operations were $3.9 million, compared to an operating loss of $3.2 million and a net loss from continuing operations of $2.3 million in the second quarter of 2014. The net operating income in the second quarter of 2015 is the results of the revenues generated from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine. Net earnings are mainly the result of the operating income and interest and dividend revenues, partially offset by the net share of loss of associates. The net loss from continuing operations in the second quarter of 2014 is mainly the result of exploration and evaluation expenses and write-offs of exploration projects.

For the six months ended June 30, 2015, operating income amounted to $7.1 million and net earnings reached $14.2 million, compared to an operating loss of $7.2 million and a net loss from continuing operations of $5.7 million in the comparative period of 2014. The net operating income in the first six months of 2015 is the results of the revenues generated from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine. Net earnings are mainly the result of the operating income, interest and dividend revenues, a foreign exchange gain and a net gain on investments, partially offset by the net share of loss of associates. The net loss from continuing operations in the first six months of 2014 is mainly the result of exploration and evaluation expenses and write-offs of exploration projects.

The Company started recording revenues from the sale of gold and silver from its 5% NSR royalty on the Canadian Malartic mine in the third quarter of 2014.

For 2014, allocation of general and administrative expenses to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the USA and the management of the investment portfolio. In 2015, general and administrative expenses reflect the current activities of the Company.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Discontinued operations in 2014 reflect results of the Canadian mining, exploration and evaluation activities of OMC that are deemed to have been disposed of on June 16, 2014.

Overview of Financial Results

Financial Summary – Second quarter of 2015

•	Revenues of $10.2 million compared to nil in the second quarter of 2014;

•	Net earnings from continuing operations of $3.9 million or $0.04 per basic and diluted share, compared to net loss of $2.3 million or $0.05 per basic and diluted share in the second quarter of 2014;

•	Adjusted earnings[4] of $6.8 million or $0.07 per share[4] compared to adjusted loss[4] of $0.4 million or adjusted loss per share[4] of $0.01 in the second quarter of 2014;

•	Operating income of $4.5 million compared to an operating loss of $3.2 million in the second quarter of 2014; and

•

Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $8.2 million compared to net cash flows used of $1.7 million in the second quarter of 2014.

For the second quarter of 2015, Osisko’s net earnings from continuing operations amounted to $3.9 million (net earnings per share of $0.04) compared to net loss of $2.3 million in the corresponding period of 2014 (net loss per share of $0.05) . Revenues in the second quarter of 2015 amounted to $10.2 million from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to nil in the second quarter of 2014. In the second quarter of 2014, Osisko had earned 958 ounces of gold, of which 476 ounces were received. There were no sales.

The Company has not started recording revenues from its Éléonore royalty. Virginia had received advance royalty payments of US$5.0 million from 2009 to 2013 (balance of US$2.8 million as at June 30, 2015). Revenues will be recognized once the advance payment received is reduced to nil through royalty payment calculations, which is expected in the second half of 2015.

Financial Summary – First six months of 2015

•	Revenues of $20.9 million compared to nil in the first six months of 2014;

•	Net earnings from continuing operations of $14.2 million or $0.18 per basic share ($0.17 per diluted share), compared to net loss of $5.7 million or $0.13 per basic and diluted share in the first six months of 2014;

•	Adjusted earnings[4] of $14.9 million or $0.18 per share[4] compared to adjusted loss[4] of $0.4 million or adjusted loss per share[4] of $0.01 in the first six months of 2014;

•	Operating income of $7.1 million in 2015 compared to an operating loss of $7.2 million in the first six months of 2014; and

•	Net cash flows provided by operating activities from continuing operations before change in non-cash working capital items of $13.8 million compared to net cash flows used of $3.3 million in the first six months of 2014.

For the first six months of 2015, Osisko’s net earnings from continuing operations amounted to $14.2 million (net earnings per share of $0.18) compared to a net loss of $5.7 million in the corresponding period of 2014 (net loss per share of $0.13) . Revenues in the first six months of 2015 amounted to $20.9 million from the sale of gold and silver from the 5% NSR royalty received from the Canadian Malartic mine compared to nil in the corresponding period of 2014. In the first six months of 2014, Osisko had earned 958 ounces of gold, of which 476 ounces were received. There were no sales.

_________________________
4

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2015 and 2014 (in thousands of dollars):

		Three months ended June 30,		Six months ended June 30,
		2015	2014	2015	2014
		$	$	$	$

Revenues	(a)	10,248	-	20,880	-

Expenses
General and administrative	(b)	(4,072)	(377)	(7,977)	(648)
Business development	(c)	(1,612)	(26)	(5,297)	(26)
Exploration and evaluation	(d)	(417)	(1,830)	(924)	(3,734)
Write-off of exploration and evaluation assets	(e)	-	(1,015)	-	(2,831)
Costs recoveries from associates	(f)	322	-	433

Operating income (loss)		4,469	(3,248)	7,115	(7,239)

Other income - net	(g)	773	757	9,822	1,263

Earnings (loss) before income taxes		5,242	(2,491)	16,937	(5,976)

Income tax recovery (expense)	(h)	(1,314)	241	(2,766)	230

Net earnings (loss) from continuing operations		3,928	(2,250)	14,171	(5,746)

Net earnings from discontinued operations	(i)	-	1,647,526	-	1,675,263

Net earnings		3,928	1,645,276	14,171	1,669,517

Basic net earnings (loss) from continuing operations per share		0.04	(0.05)	0.18	(0.13)
Diluted net earnings (loss) from continuing operations per share		0.04	(0.05)	0.17	(0.13)
Basic net earnings per share		0.04	36.69	0.18	37.60
Diluted net earnings per share		0.04	36.69	0.17	37.60

(a)	Revenues are comprised of the following:

	Three months ended June 30, 2015				Three months ended June 30, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,467	6,887	10,106		-	-	-
Silver	20	7,138	142		-	-	-
			10,248				-

	Six months ended June 30, 2015				Six months ended June 30, 2014
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce	Sold	revenues		per ounce	Sold	revenues
	($)		($000’s	)	($)		($000’s	)

Gold	1,483	13,872	20,573		-	-	-
Silver	21	14,964	307		-	-	-
			20,880				-

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

(b)

In the second quarter and first six months of 2015, general and administrative expenses (G&A) amounted respectively to $4.1 million and $8.0 million compared to $0.4 million and $0.6 million in the corresponding periods of 2014. In the first half of 2014, until June 16, 2014, allocation of G&A to continuing operations was estimated according to the activities transferred to the Company to support exploration activities in Mexico and the U.S.A. and the management of the investment portfolio. In 2015, G&A includes actual salaries and expenses to support the current business as well as increased listing fees (higher market capitalization) and legal fees. Expenses related to Virginia since the acquisition date also increased G&A expenses.

(c)

Business development expenses totaled $1.6 million and $5.3 million in the second quarter and first six months of 2015, respectively, and include costs related to the acquisition of Virginia for $2.2 million.

(d)

Exploration and evaluation expenses amounted to $0.4 million and $0.9 million in the second quarter and first six months of 2015, respectively, compared to $1.8 million and $3.7 million in the corresponding periods of 2014. Work has mainly been done in Mexico for all periods.

(e)

In the second quarter and first six months of 2014, write-off of exploration and evaluation assets amounted respectively to $1.0 million and $2.8 million as a result of abandoned grassroots projects in Mexico. There was no write-off in 2015.

(f)

Costs recoveries from associates represent costs incurred by Osisko for professional services rendered to associates as well as renting of office space. These expenses are invoiced to associates on a cost basis since the first quarter of 2015.

(g)

Other net income in the second quarter of 2015 includes dividend income of $1.6 million and interest income of $1.3 million, partially offset by a share of loss of associates of $1.4 million, a foreign exchange loss of $0.3 million and finance costs of $0.2 million.

Other net income in the first six months of 2015 includes a net gain on investments of $5.4 million (including a gain on a deemed disposal of $7.9 million on the shares of Virginia held prior to the acquisition date and a loss of $1.8 million on a deemed disposal on an investment transferred to the investments in associates), dividend income of $2.7 million, interest income of $2.3 million and a foreign exchange gain of $1.4 million, partially offset by a share of loss of associates of $1.8 million and finance costs of $0.3 million.

(h)

The effective income tax rate in the second quarter and for the first six months of 2015 are respectively 25% and 16% compared to 10% and 4% in the corresponding periods of 2014. The statutory rate in 2015 and 2014 is 26.9%. The elements that impacted the effective income taxes are the non-taxable part of capital gains (50%), non-taxable dividend income, non- deductible expenses and the non-taxable accounting gain on the acquisition of Virginia. The income tax expense for 2014 and 2015 is related to deferred income taxes.

(i)	Discontinued operations reflect results of the Canadian mining, exploration and evaluation activities that are deemed to have been disposed of on June 16, 2014.

The results of the Canadian mining, exploration and evaluation operations of OMC that are deemed to have been disposed of as at June 16, 2014 have been reclassified as discontinued operations as follows:

	Three months ended			Six months ended
		June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$
Results from discontinued operations:
Net gain on deemed disposal	-	1,744,115	-	1,744,115
Results of discontinued operations:
Revenues	-	135,532	-	347,663
Expenses	-	(172,340)	-	(333,536)
Loss earnings before income and mining taxes	-	(36,808)	-	14,127
Income and mining tax expense	-	(59,781)	-	(82,979)
Net loss	-	(96,589)	-	(68,852)
Net earnings from discontinued operations	-	1,647,526	-	1,675,263

Net earnings per share from discontinued operations(1)		36.74		37.73

(1)

As the Company reports net loss from continuing operations for the three and six months ended June 30, 2014, all potentially dilutive ordinary shares are deemed to be antidilutive and thus diluted earnings per share from discontinued operations is equal to the basic earnings per share from discontinued operations amount.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Liquidity and Capital Resources

As at June 30, 2015, the Company’s cash and cash equivalents amounted to $320.0 million compared to $175.2 million as at December 31, 2014.

On February 18, 2015, Osisko closed a bought deal private placement of $200.0 million for 10,960,000 Special Warrants of the Company at a price of $18.25 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, one Unit of Osisko, with each Unit comprised of one Common Share of Osisko and one-half of one common share purchase warrant of Osisko. Each full Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the closing date.

On March 5, 2015, further to delivery to Osisko of a final receipt by regulators for its final short form prospectus, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. Transaction costs amounted to $10,399,000 for net proceeds of $189.6 million.

The acquisition of Virginia on February 17, 2015 increased cash and equivalents by $34.9 million. In addition, short-term investments of $35.2 million were acquired, of which $28.6 million were sold during the first six months of 2015 for proceeds of $28.0 million.

During the first six months of 2015, Osisko invested $111.0 million in investments (including $105.3 million in LIORC), $1.0 million in royalty interests and $3.9 million in exploration and evaluation activities.

Furthermore, the Company has access to up to $150.0 million in cash under its Revolving Credit Facility to acquire royalties and metal revenue streams.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended			Six months ended
		June 30,		June 30,
	2015	2014	2015	2014

Cash flows from continuing operations
Operations	8,187	(1,729)	13,823	(3,329)
Working capital items	(1,364)	1,502	(5,505)	1,149
Operating activities	6,823	(227)	8,318	(2,180)
Investing activities	(33,823)	(1,169)	(53,209)	(1,781)
Financing activities	(1,138)	155,336	188,279	158,267
Effects of exchange rate changes on cash and cash equivalents	(291)	-	1,401	-
Change in cash and cash equivalents from continuing operations	(28,429)	153,940	144,789	154,306
Change in cash and cash equivalents from discontinued operations	-	(206,227)	-	(158,970)
Increase (decrease) in cash and cash equivalents	(28,429)	(52,287)	144,789	(4,664)
Cash and cash equivalents – beginning of period	348,389	209,028	175,171	161,405
Cash and cash equivalents – end of period	319,960	156,741	319,960	156,741

Operating Activities

Cash flows provided by operating activities from continuing operations amounted respectively to $6.8 million and $8.3 million in the second quarter and for the first six months of 2015 compared to cash flows used of $0.2 million and $2.2 million in the corresponding periods of 2014.

The changes in 2015 are mainly due to revenues from royalties in 2015, partially compensated by higher G&A expenses and business development expenses.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Investing Activities

Cash flows used in investing activities from continuing operations amounted respectively to $33.8 million and $53.2 million in the second quarter and for the first six months of 2015 compared to $1.2 million and $1.8 million in the corresponding periods of 2014.

In the second quarter and for the six months of 2015, the Company invested respectively $32.4 million and $111.0 million in investments, including $26.7 million and $78.6 million in shares of LIORC (for a total investment in LIORC of $105.3 million). Investments in exploration and evaluation assets amounted to $2.4 million in the second quarter of 2015 and $3.9 million for the first six months of 2015, mainly on the Coulon and other projects on the James Bay territory. The Company also invested $1.0 million in royalty interests in the second quarter of 2015. Disposals of short-term investments in the second quarter and for the first six months of 2015 generated proceeds of $2.1 million and $28.0 million, respectively (these short-term investments were acquired through the acquisition of Virginia). Cash acquired in the acquisition of Virginia in the first quarter of 2015 amounted to $34.9 million.

In the second quarter of 2014, the Company invested $1 million in investments and $0.2 million in exploration and evaluation assets. Investments in exploration and evaluation assets for the first six months of 2014 amounted to $0.8 million, mainly in Mexico.

Financing Activities

In the second quarter and for the first six months of 2015, cash flows provided by (used in) financing activities from continuing operations amounted to ($1.1 million) and $188.3 million. In the second quarter of 2015, the exercise of shares options (issued as replacement share options of Virginia) generated $2.2 million. In the first six months of 2015, the issuance of Special Warrants generated gross proceeds of $200.0 million and the exercise of share options (issued as replacement share options of Virginia) generated $3.4 million. Share issue expenses of $0.5 million were paid in the second quarter of 2015 for a total of $10.8 million for the first six months of 2015. The share issue expenses are mainly the result of the Special Warrants issuance. Dividends of $2.8 million were paid in the second quarter of 2015 for a total of $4.3 million in the first six months of 2015.

In the second quarter and for the first six months of 2014, the issuance of common shares generated $155.3 million and $158.3 million, respectively, mainly related to the transaction with Agnico Eagle and Yamana.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties:

		No of Shares/	Price	Gross		Net Cash
		Units	($)	Proceeds		Proceeds
				($000’s	)	($000’s	)

2015
Issuance of special warrants(i)		10,960,000	18.25	200,020		189,232
Exercise of replacement options(ii)		515,489	6.56	3,383		3,383
	Total	11,475,489		203,403		192,615

2014 – from June 16
Private placements(iii)		2,794,411	15.03	42,000		39,173
	Total	2,794,411		42,000		39,173

(i)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(ii)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(iii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to the Caisse de dépôt et placement du Québec and the Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42 million.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

		2015(2)		2014(2)					2013(2)
	Q2	Q1	Q4	Q3		Q2		Q1	Q4	Q3

Cash and cash equivalents	319,960	348,389	175,171	156,757		156,741		258,078	210,455	171,590
Short-term investments	6,629	8,736	-	-		-		-	-	-
Working capital	326,987	354,051	171,135	156,082		155,588		178,409	132,350	80,055
Total assets	1,082,899	1,080,372	269,965	192,917		189,287		2,266,385	2,222,001	2,188,005
Total long-term debt	-	-	-	-		-		311,046	316,951	328,568
Shareholders’ equity	948,843	942,712	263,226	191,196		187,742		1,761,244	1,731,068	1,706,919

Net earnings (loss) attributable to Osisko shareholders from continuing operations	3,928	10,273	(2,182)	5,833		(2,250)		(3,496)	(8,468)	(3,877)
Basic net earnings (loss) per share from from continuing operations	0.04	0.15	(0.04)	0.12		(0.05)		(0.08)	(0.19)	(0.09)
Earnings (loss) attributable to Osisko shareholders	3,928	10,273	(2,182)	5,833		1,645,276		24,241	10,488	9,755
Basic net earnings (loss) per share	0.04	0.15	(0.04)	0.12		36.88	(3)	0.55	0.24	0.22
Weighted average shares outstanding (000’s)
- Basic	93,018	69,330	48,534	46,700	(3)	44,608	(3)	43,955	43,837	43,719
- Diluted	95,709	71,692	48,534	46,700	(3)	44,608	(3)	43,955	43,837	43,719
Share price - closing(4)	15.72	16.74	16.38	14.18		16.05		n/a	n/a	n/a
Warrant price - closing(5)	2.25	2.15	n/a	n/a		n/a		n/a	n/a	n/a
Price of gold (average US$)	1,192	1,218	1,201	1,282		1,288		1,293	1,276	1,326
Closing exchange rate(1) (US$/Can$)	1.2474	1.2683	1.1601	1.1208		1.0676		1.1053	1.0636	1.0285

(1)	Bank of Canada Noon Rate.
(2)	Financial information in Canadian dollars and prepared in accordance with IFRS.
(3)	Adjusted to reflect the 1.2 million shares held in escrow.
(4)	Osisko common shares began officially trading on June 16, 2014.
(5)	Osisko warrants began trading on March 5, 2015.

During the first quarter of 2015, Osisko acquired Virginia for a total consideration of $556.0 million and closed a $200 million equity financing. During the second quarter of 2014, the Company recognized a net gain of $1.7 billion from the deemed disposal of the majority of its assets further explained under section Discontinued Operations. In the second quarter of 2014, the reduction in total assets and shareholders’ equity and elimination of total long-term debt are also explained by such deemed disposal.

Outlook

Osisko Gold Royalties’ 2015 outlook on royalties is based on the publicly available forecast for the Canadian Malartic mine published by Yamana and Agnico Eagle, and for the Éléonore mine published by Goldcorp.

Attributable royalty production for 2015 is estimated at 28,000 gold ounces for the Canadian Malartic mine and approximately 2,600 gold ounces for the Éléonore mine. The Company also expects to continue its exploration programs in the James Bay area on properties owned by Virginia for approximately $11.0 million, of which about $9.0 million has been funded by flow-through shares and Québec institutional partners. As at June 30, 2015, $3.9 million had been spent.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Contractual Obligations and Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at June 30, 2015, minimum commitments remaining under these leases were approximately $4,558,000 over the following years:

Twelve months ended June 30, (in thousands of dollars)	$

2016	1,080
2017	973
2018	977
2019	1,031
2020	497
4,558

As at June 30, 2015, the Company is committed to spend $3,411,000 by December 31, 2015 on eligible exploration and evaluation expenses under Virginia’s flow-through share underwriting agreement dated March 7, 2014.

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below: (in thousands of dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Salaries and short-term employee benefits	822	136	1,770	211
Share-based compensation	1,160	-	2,190	-
	1,982	136	3,960	211

Compensation included in discontinued operations	-	24,949	-	30,981

Each key management employee is subject to an employment agreement which provides for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice the base salary and bonus and certain vesting acceleration clauses on restricted share units and options.

For the three and six months ended June 2015, Osisko recognized cost recoveries from associates amounting respectively to $322,000 and $433,000 (nil in 2014). These costs are related to professional services provided to associates and rent for office space. As at June 30, 2014, an amount of $385,000 was receivable from the associates for these expenses.

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of August 5, 2015, 94,335,750 common shares were issued and outstanding. A total of 1,200,000 common shares previously held by an escrow were released after the conversion of convertible debentures contracted by OMC. A total of 3,021,499 common share options and 5,480,000 warrants were outstanding to purchase common shares.

Subsequent Events

There were no subsequent events other than the declared quarterly dividend previously disclosed.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Risks and Uncertainties

The Company is a royalty holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements of Osisko for the three and six months ended June 30, 2015 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 are consistent with those applied by the Company to the audited consolidated financial statements for the year ended December 31, 2014, except for the new accounting policies presented in Note 3 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 following the acquisition of Virginia. The Board of Directors has approved the unaudited condensed interim consolidated financial statements on August 5, 2015.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2014, except for the changes in accounting policies which are detailed in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015, both filed on SEDAR (www.sedar.com).

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2014 and updated in the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2015, both filed on SEDAR (www.sedar.com).

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2014 and in the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2015, both filed on SEDAR (www.sedar.com).

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Write-off of exploration and evaluation assets”, “Unrealized gain (loss) on financial assets”, ‘Impairment on available-for-sale assets”, “Share of loss of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended			Six months ended
		June 30,		June 30,
	2015	2014	2015	2014

(in thousands of dollars, except per share amounts)

Net earnings (loss) from continuing operations	3,928	(2,250)	14,171	(5,746)

Adjustments:
Before June 16, 2014 allocation of expenses	-	1,313	-	2,913
Write-off of exploration and evaluation assets	-	1,015	-	2,831
Unrealized loss (gain) on financial assets	112	(43)	(6,009)	(280)
Impairment on available-for-sale assets	-	-	-	-
Share of loss (gain) of associates	1,431	(210)	1,767	96
Transaction costs - Virginia	-	-	2,243	-
Deferred income tax expense (recovery)	1,314	(241)	2,766	(230)

Adjusted earnings	6,785	(416)	14,938	(416)

Weighted average number of common shares outstanding (000’s)	93,018	44,845	81,239	44,402

Adjusted earnings per share	0.07	(0.01)	0.18	(0.01)

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements". All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (Including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko and the realization of the anticipated benefits deriving from the Virginia acquisition. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

August 5, 2015

Osisko Gold Royalties	Management’s Discussion and Analysis
2015 – Second Quarter Report

Corporate Information

Corporate Office
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0670
Fax: (514) 940-0669
Email: info@osiskogr.com	Web site: www.osiskogr.com

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer *	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	John Burzynski, Senior Vice President, New Business
Victor H. Bradley	Development
John Burzynski *	André Gaumond, Senior Vice President, Northern
Pierre Labbé	Development
Charles E. Page	Luc Lessard, Senior Vice President, Technical Services
André Gaumond	Elif Lévesque, Vice President, Finance and Chief
Financial Officer
Paul Archer, Vice President, Northern Exploration
* Non-independent	Joseph de la Plante, Vice President, Corporate Development
André Le Bel, Vice President, Legal Affairs and
Corporate Secretary

Senior Management – Technical Services
Robert Wares, Chief Geologist, Osisko Mining Group

Legal Counsel
Bennett Jones LLP
Lavery, de Billy LLP

Auditors
PricewaterhouseCoopers LLP

Transfer Agent
Canadian Stock Transfer Company

Exchange listing
Toronto Stock Exchange
            - Common shares: OR
            - Warrants: OR.WT